Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES

Computation of Earnings Per Share
(in thousands, except per share amounts)

	Year ended December 31,
	2007	As Adjusted 2006	As Adjusted 2005
Basic
Net income attributable to common shareholders	$14,536	$14,941	$3,641

Shares:
Average common shares outstanding	8,115	9,169	9,075

Basic earnings per common share	$1.79	$1.63	$0.40

Assuming full dilution
Net income attributable to common shareholders	$14,536	$14,941	$3,641

Shares:
Average common shares outstanding	8,115	9,169	9,075
Potentially dilutive common shares outstanding	627	437	440
Diluted average common shares outstanding	8,742	9,606	9,515

Diluted earnings per common share	$1.66	$1.56	$0.38

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.